EATON & VAN WINKLE LLP

3 Park Avenue

New York, NY 10016

Vincent J. McGill Direct Dial: (212) 561-3604

Partner

March 24, 2016

Mr. John Reynolds

Assistant Director

Office of Beverages, Apparel and Mining

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549

Re: Event Cardio Group, Inc.

File No. 000-52518

Preliminary Schedule 14C Information Statement

Dear Mr. Reynolds:

On behalf of our client, Event Cardio Group, Inc., a Nevada corporation (the “Company”), I am submitting this letter in response to the Staff’s letter of comment dated March 24, 2016, with respect to the Company’s Preliminary Schedule 14C Information Statement (“PRE 14C”) filed on March 14, 2016

Our responses below have been numbered to correspond to the Staff’s comments. Concurrently herewith, we have filed a Revised Preliminary Information Statement which corrects the typographical error in the Certificate of Amendment annexed as Exhibit A thereto, together with a letter on behalf of the Company acknowledging its responsibilities under the Exchange Act.

The Authorized Capital Amendment

1.	You indicate that your stockholders have approved an increase of the number of shares of capital stock you are authorized to issue from 200,000,000 to 310,000,000 shares. However, the certificate of amendment to your articles of incorporation states that “the Corporation shall be authorized to issue 310,000,000,000 shares of capital stock….” Please reconcile here and throughout the information statement.

Response: The certificate of amendment (which has not yet been filed with the Office of the Secretary of State of Nevada) filed with the PRE14C contained a typographical error which has been corrected in the Revised Preliminary Information Statement. The number of authorized shares of capital stock which the Company is authorized to issue under the amendment is 310,000,000 shares (not 310,000,000,000 shares), consisting of 300,000,000 shares of common stock and 10,000,000 shares of preferred stock, undesignated as to series. The information in the Information Statement is consistent with those numbers.

Please direct any comments you may have to me at the number set forth above, or in my absence to Mark Orenstein at 212 561-3638, or by fax at 212 779-9928.

Very truly yours,

/s/ Vincent J. McGill

Vincent J. McGill

cc: David Link

Ronald E. Alper